Exhibit 99.1

Bilibili Inc. Announces Third Quarter 2022 Financial Results

SHANGHAI, November 29, 2022 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Highlights:

•	Total net revenues reached RMB5.8 billion (US$814.5 million), an 11% increase from the same period in 2021.

•	Net loss was RMB1.7 billion (US$241.2 million), narrowed by 36% from the same period in 2021.

•	Average daily active users (DAUs1) reached 90.3 million, a 25% increase from the same period in 2021.

•	Average monthly active users (MAUs1) reached 332.6 million, a 25% increase from the same period in 2021.

•	Average monthly paying users (MPUs2) reached 28.5 million, a 19% increase from the same period in 2021.

“In the third quarter, we took steps to shore-up our business foundation and narrow our losses, while continuing to provide users with the products and services they love,” said Mr. Rui Chen, chairman and chief executive officer of Bilibili. “Our DAUs and MAUs each increased by 25% year-over-year to over 90 million and nearly 333 million, respectively. Users remained highly engaged and the average daily time spent on Bilibili reached a 96-minute record high. While our community remains key to our long-term success, we believe it is essential to stay adaptive to the increasingly challenging macro environment. Putting profitability first, we will take additional initiatives to accelerate our monetization and implement cost containment measures including rationalizing headcount planning and cutting sales and marketing expenses, with our goal set to improve our margins and narrow our losses.”

Mr. Sam Fan, chief financial officer of Bilibili, said, “Total net revenues increased by 11% year-over-year and 18% quarter-over-quarter in the third quarter. By improving operating efficiency and controlling our expenses, we expanded our gross margin and narrowed our losses, both on a sequential basis. Sales and marketing expenses as a percentage of revenues declined to 21%, compared with 24% in the prior quarter. Our non-GAAP adjusted net loss ratio also narrowed by 10 percentage points sequentially. Going forward, we will continue to implement strict cost control measures, while actively managing our liabilities.”

Third Quarter 2022 Financial Results

Total net revenues. Total net revenues were RMB5.8 billion (US$814.5 million), representing an increase of 11% from the same period of 2021.

Mobile games. Revenues from mobile games were RMB1.5 billion (US$206.8 million), representing an increase of 6% from the same period of 2021. The increase was primarily attributable to the newly launched mobile games.

Value-added services (VAS). Revenues from VAS were RMB2.2 billion (US$310.6 million), representing an increase of 16% from the same period of 2021, mainly attributable to the Company’s enhanced monetization efforts, led by an increased number of paying users for the Company’s value-added services, including the premium membership program, live broadcasting services and other value-added services.

Advertising. Revenues from advertising were RMB1.4 billion (US$190.5 million), representing an increase of 16% from the same period of 2021. This increase was primarily attributable to further recognition of Bilibili’s brand name in China’s online advertising market, as well as Bilibili’s improved advertising efficiency.

E-commerce and others. Revenues from e-commerce and others were RMB757.8 million (US$106.5 million), representing an increase of 3% from the same period of 2021.

Cost of revenues. Cost of revenues was RMB4.7 billion (US$666.3 million), representing an increase of 13% from the same period of 2021. The increase was mainly due to higher revenue-sharing costs and content costs. Revenue-sharing costs, a key component of cost of revenues, was RMB2.4 billion (US$335.1 million), representing an increase of 11% from the same period of 2021.

Gross profit. Gross profit was RMB1.1 billion (US$148.2 million), representing an increase of 4% from the same period of 2021.

Total operating expenses. Total operating expenses remained flat at RMB2.9 billion (US$408.1 million), compared with the same period of 2021.

Sales and marketing expenses. Sales and marketing expenses were RMB1.2 billion (US$172.7 million), representing a 25% decrease year-over-year. The decrease was primarily attributable to reduced promotional spending in the third quarter of 2022.

General and administrative expenses. General and administrative expenses were RMB543.4 million (US$76.4 million), representing a 14% increase year-over-year. The increase was primarily due to increased headcount in general and administrative personnel.

Research and development expenses. Research and development expenses were RMB1.1 billion (US$159.0 million), representing a 43% increase year-over-year. The increase was primarily due to increased headcount in research and development personnel and increased depreciation expenses of server and equipment.

Loss from operations. Loss from operations was RMB1.8 billion (US$259.9 million), compared with RMB1.9 billion in the same period of 2021.

Income tax expense. Income tax expense was RMB27.1 million (US$3.8 million), compared with RMB28.3 million in the same period of 2021.

Net loss. Net loss was RMB1.7 billion (US$241.2 million), a 36% decrease from RMB2.7 billion in the same period of 2021.

Adjusted net loss3. Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, gain on repurchase of convertible senior notes, expenses related to organizational optimization and termination expenses of certain game projects, was RMB1.8 billion (US$248.1 million), compared with RMB1.6 billion in the same period of 2021.

Basic and diluted EPS and adjusted basic and diluted EPS3. Basic and diluted net loss per share were RMB4.34 (US$0.61), compared with RMB6.90 in the same period of 2021. Adjusted basic and diluted net loss per share were RMB4.46 (US$0.63), compared with RMB4.16 in the same period of 2021.

Cash and cash equivalents, time deposits and short-term investments. As of September 30, 2022, the Company had cash and cash equivalents, time deposits and short-term investments of RMB23.9 billion (US$3.4 billion).

Repurchase of Convertible Senior Notes and Share Repurchase Program

As of September 30, 2022, the Company repurchased an aggregate principal amount of US$275.4 million of December 2026 Notes for a total cash consideration of US$197.7 million. In October 2022, the Company repurchased an aggregate principal amount of US$54.0 million of 2027 Notes for a total cash consideration of US$49.3 million.

The Company announced in March 2022 that its board of directors had authorized a share repurchase program, under which the Company may repurchase up to US$500 million of its ADSs for the next 24 months. The Company repurchased a total of 2.6 million ADSs for a total cost of US$53.6 million as of September 30, 2022.

Additionally, Mr. Chen informed the Company that he had used his personal funds to purchase a total of US$10 million of the Company’s ADSs in the open market.

The Company’s repurchase programs of its convertible senior notes and shares will depend upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

Recent Development

The Company’s voluntary conversion of its secondary listing status to primary listing on The Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) became effective on October 3, 2022. The Company is now a dual-primary listed company on The Main Board of Hong Kong Stock Exchange in Hong Kong and the Nasdaq Global Select Market in the United States.

Outlook

For the fourth quarter of 2022, the Company currently expects net revenues to be between RMB6.0 billion and RMB6.2 billion.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates, which are all subject to various uncertainties, including those related to the ongoing COVID-19 pandemic.

1 Starting from the second quarter of 2022, we count our active users as the sum of active users on mobile apps and PC ends during a given period. We calculate active users on mobile apps based on the number of mobile devices (including smart TV and other smart devices) that have launched our mobile apps during a given period. Active users on the PC ends refer to the sum of valid logged-in users who visit our PC website at www.bilibili.com and engage in PC application during a given period, after eliminating duplicates.

2 The paying users refer to users who make payments for various products and services on our platform, including purchases in games and payments for VAS (excluding purchases on our e-commerce platform). A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user and we add the number of paying users of Maoer toward our total paying users without eliminating duplicates. Starting from the second quarter of 2022, we add the number of paying users of smart TVs toward our total paying users without eliminating duplicates.

3 Adjusted net loss and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on November 29, 2022 (8:00 PM Beijing/Hong Kong Time on November 29, 2022).

Details for the conference call are as follows:

Event Title:	Bilibili Inc. Third Quarter 2022 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BIa236982ebdfa4c25a878a68ee072de3c

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com, and a replay of the webcast will be available following the session.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the “bullet chatting” feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse interests for young generations in China and the frontier to promote Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss per share and per ADS, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, gain on repurchase of convertible senior notes, expenses related to organizational optimization, and termination expenses of certain game projects. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1135 to US$1.00, the exchange rate on September 30, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the impact of COVID-19, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on Bilibili’s business, results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022
	RMB	RMB	RMB	RMB	RMB
Net revenues:
Mobile games	1,391,666	1,046,236	1,471,331	3,795,576	3,875,385
Value-added services (VAS)	1,908,896	2,103,458	2,209,711	5,040,368	6,365,361
Advertising	1,171,969	1,158,252	1,354,834	2,935,805	3,553,856
E-commerce and others	734,043	600,985	757,775	1,831,152	1,962,079

Total net revenues	5,206,574	4,908,931	5,793,651	13,602,901	15,756,681
Cost of revenues	(4,188,087)	(4,170,646)	(4,739,435)	(10,657,556)	(13,156,939)
Gross profit	1,018,487	738,285	1,054,216	2,945,345	2,599,742

Operating expenses:
Sales and marketing expenses	(1,633,269)	(1,171,974)	(1,228,708)	(4,033,248)	(3,654,596)
General and administrative expenses	(474,910)	(625,665)	(543,366)	(1,299,386)	(1,704,327)
Research and development expenses	(788,312)	(1,131,708)	(1,131,010)	(2,042,245)	(3,271,561)

Total operating expenses	(2,896,491)	(2,929,347)	(2,903,084)	(7,374,879)	(8,630,484)

Loss from operations	(1,878,004)	(2,191,062)	(1,848,868)	(4,429,534)	(6,030,742)

Other (expenses)/income:
Investment (loss)/income, net	(724,311)	82,043	178,603	(100,852)	(365,670)
Interest income	18,231	55,968	82,477	43,784	172,745
Interest expense	(36,524)	(61,177)	(63,753)	(105,370)	(187,365)
Exchange losses	(11,621)	(15,262)	(62,867)	(19,560)	(84,393)
Others, net	(25,744)	145,887	25,451	(38,938)	568,492

Total other (expenses)/income, net	(779,969)	207,459	159,911	(220,936)	103,809

Loss before income tax	(2,657,973)	(1,983,603)	(1,688,957)	(4,650,470)	(5,926,933)
Income tax	(28,327)	(26,842)	(27,083)	(62,502)	(83,684)

Net loss	(2,686,300)	(2,010,445)	(1,716,040)	(4,712,972)	(6,010,617)
Net loss attributable to noncontrolling interests	9,219	3,518	2,590	11,758	8,258

Net loss attributable to the Bilibili Inc.’s shareholders	(2,677,081)	(2,006,927)	(1,713,450)	(4,701,214)	(6,002,359)

Net loss per share, basic	(6.90)	(5.08)	(4.34)	(12.50)	(15.22)
Net loss per ADS, basic	(6.90)	(5.08)	(4.34)	(12.50)	(15.22)
Net loss per share, diluted	(6.90)	(5.08)	(4.34)	(12.50)	(15.22)
Net loss per ADS, diluted	(6.90)	(5.08)	(4.34)	(12.50)	(15.22)
Weighted average number of ordinary shares, basic	387,921,805	394,742,634	395,062,497	376,073,065	394,452,475
Weighted average number of ADS, basic	387,921,805	394,742,634	395,062,497	376,073,065	394,452,475
Weighted average number of ordinary shares, diluted	387,921,805	394,742,634	395,062,497	376,073,065	394,452,475
Weighted average number of ADS, diluted	387,921,805	394,742,634	395,062,497	376,073,065	394,452,475

The accompanying notes are an integral part of this press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022
	RMB	RMB	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	18,833	15,079	16,076	50,069	54,188
Sales and marketing expenses	12,053	13,339	15,295	38,195	41,226
General and administrative expenses	128,903	136,880	135,420	387,857	418,295
Research and development expenses	78,650	91,400	84,537	216,226	272,179

Total	238,439	256,698	251,328	692,347	785,888

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31, 2021	September 30, 2022
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	7,523,108	5,466,115
Time deposits	7,632,334	11,946,427
Accounts receivable, net	1,382,328	1,298,075
Prepayments and other current assets	4,848,364	4,111,014
Short-term investments	15,060,722	6,528,634

Total current assets	36,446,856	29,350,265

Non-current assets:
Property and equipment, net	1,350,256	1,383,123
Production cost, net	1,083,772	1,758,955
Intangible assets, net	3,835,600	4,584,414
Goodwill	2,338,303	2,725,130
Long-term investments, net	5,502,524	5,907,854
Other long-term assets	1,495,840	1,890,712

Total non-current assets	15,606,295	18,250,188

Total assets	52,053,151	47,600,453

Liabilities
Current liabilities:
Accounts payable	4,360,906	4,730,920
Salary and welfare payables	995,451	991,170
Taxes payable	203,770	253,289
Short-term loan and current-portion of long-term debt	1,232,106	6,953,943
Deferred revenue	2,645,389	2,853,111
Accrued liabilities and other payables	2,633,389	2,147,054

Total current liabilities	12,071,011	17,929,487
Non-current liabilities:
Long-term debt	17,784,092	12,301,692
Other long-term liabilities	481,982	825,754

Total non-current liabilities	18,266,074	13,127,446

Total liabilities	30,337,085	31,056,933

Total Bilibili Inc.’s shareholders’ equity	21,703,667	16,539,379
Noncontrolling interests	12,399	4,141

Total shareholders’ equity	21,716,066	16,543,520

Total liabilities and shareholders’ equity	52,053,151	47,600,453

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022
	RMB	RMB	RMB	RMB	RMB
Net loss	(2,686,300)	(2,010,445)	(1,716,040)	(4,712,972)	(6,010,617)
Add:
Share-based compensation expenses	238,439	256,698	251,328	692,347	785,888
Amortization expense related to intangible assets acquired through business acquisitions	28,017	39,338	48,151	80,178	144,486
Income tax related to intangible assets acquired through business acquisitions	(1,514)	(10,028)	(5,625)	(4,542)	(23,634)
Loss/(Gain) on fair value change in investments in publicly traded companies	799,311	(305,185)	(342,952)	107,229	(7,023)
(Gain) on repurchase of convertible senior notes	—	(137,011)	—	—	(475,790)
Expenses related to organizational optimization	—	89,650	—	—	89,650
Termination expenses of certain game projects	—	109,054	—	—	109,054

Adjusted net loss	(1,622,047)	(1,967,929)	(1,765,138)	(3,837,760)	(5,387,986)

Net loss attributable to the Bilibili Inc.’s shareholders	(2,677,081)	(2,006,927)	(1,713,450)	(4,701,214)	(6,002,359)
Add:
Share-based compensation expenses	238,439	256,698	251,328	692,347	785,888
Amortization expense related to intangible assets acquired through business acquisitions	28,017	39,338	48,151	80,178	144,486
Income tax related to intangible assets acquired through business acquisitions	(1,514)	(10,028)	(5,625)	(4,542)	(23,634)
Loss/(Gain) on fair value change in investments in publicly traded companies	799,311	(305,185)	(342,952)	107,229	(7,023)
(Gain) on repurchase of convertible senior notes	—	(137,011)	—	—	(475,790)

Expenses related to organizational optimization	—	89,650	—	—	89,650
Termination expenses of certain game projects	—	109,054	—	—	109,054

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(1,612,828)	(1,964,411)	(1,762,548)	(3,826,002)	(5,379,728)

Adjusted net loss per share, basic	(4.16)	(4.98)	(4.46)	(10.17)	(13.64)
Adjusted net loss per ADS, basic	(4.16)	(4.98)	(4.46)	(10.17)	(13.64)
Adjusted net loss per share, diluted	(4.16)	(4.98)	(4.46)	(10.17)	(13.64)
Adjusted net loss per ADS, diluted	(4.16)	(4.98)	(4.46)	(10.17)	(13.64)

Weighted average number of ordinary shares, basic	387,921,805	394,742,634	395,062,497	376,073,065	394,452,475
Weighted average number of ADS, basic	387,921,805	394,742,634	395,062,497	376,073,065	394,452,475
Weighted average number of ordinary shares, diluted	387,921,805	394,742,634	395,062,497	376,073,065	394,452,475
Weighted average number of ADS, diluted	387,921,805	394,742,634	395,062,497	376,073,065	394,452,475